CERTIFICATE OF DESIGNATION

ESTABLISHING THE

SERIES C PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law

Global Arena Holdings, Inc., a corporation organized and existing under the law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151 of the General Corporation Law, DOES HEREBY CERTIFY as follows:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, as amended (“Articles of Incorporation”), the Board of Directors of the Corporation by resolution adopted by written consent in lieu of meeting dated July 27, 2022, adopted the following resolution creating a series of 750,000 shares of Preferred Stock, $.001 par value per share, designated as Series C Preferred Stock:

The Series C preferred stock shall have the following rights, designation, number, powers, preferences, limitations, restrictions, and relative rights and other matters relating to such shares of Series C preferred stock:

A.   Designation and Number.  A series of the preferred stock, designation the “Series C Preferred Stock,” $0.001 par value, is hereby established.  The number of shares of the Series C Preferred Stock shall be Seven Hundred Fifty Thousand (750,000).  The rights, preferences, privileges, and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below.

B.   Dividend Provisions.   None

C.   Conversion Rights.  None

D.   Preemptive Rights.  None

E   Voting Rights.    Each share of Series C Preferred Stock shall entitle the holder thereof to cast 5,000 votes on all matters submitted to a vote of the stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its duly authorized officer this 27th day of July 2022.

Global Arena Holding, Inc.

/s/John Matthews

John Matthews
Chief Executive Officer